November 29, 2011

George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Re: Arden Sage Multi-Strategy Fund, L.L.C. (File Nos. 333-1777737 and 811-21778)

Dear Mr. Silfen:

We have reviewed the registration statement on Form N-2 for the Arden Sage Multi-Strategy Fund, L.L.C. ("Fund"), which was filed on November 4, 2011. The registration statement was filed to register the Fund's units of limited liability company interest ("Units") under the Securities Act of 1933 ("1933 Act"). The Fund is a "feeder" that invests all of its available assets in a "master" fund, Arden Sage Multi-Strategy Master Fund, L.L.C. (811-22223). The page citations in this letter refer to the black-lined copy of the Fund's registration statement that you provided to us. You should consider a comment addressed to one section of the Fund's registration statement applicable to similar disclosure appearing elsewhere in the registration statement. We have the following comments.

Prospectus

Offering Summary

1. The disclosure, on page 8, states that "…because a performance-based fee or allocation will generally be calculated on a basis that includes unrealized appreciation of a Portfolio Fund's assets, the fee or allocation may be greater than if it were based solely on realized gains." Please add that the fee or allocation will be based on gains that may never be realized.

2. The disclosure, on page 13 and elsewhere throughout the prospectus, states that "…the Adviser will not be reimbursed any Excess Operating Expenses so long as the Fund has any outstanding unreimbursed excess operating expenses owed to Robeco under the Fund's expense limitation agreement with Robeco (which covers expenses accrued by the Fund prior to October 1, 2011)." Please clarify that this statement means that the three-year period during which Robeco may recoup expenses continues after October 1, 2011, only to the extent that Arden

Asset Management, in effect, reimburses Robeco out of its own recoupments. Please also clarify that otherwise Robeco's ability to recoup expenses from the Fund ended on October 1, 2011.

Summary of Fund Expenses, page 20

1. The fee table caption, "Less: Amount Paid or Absorbed Under Expense Limitation Agreement," may be confusing to investors. Please substitute a plain English caption, such as: "Expense Reimbursement." See the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Craig S. Tyle, General Counsel, Investment Company Institute, dated October 2, 1998.

2. Please revise the fee table footnotes to be more concise.

Investment Objective, page 24

1. The disclosure states that "[b]y investing through this diverse group, the Master Fund seeks to provide investors with access to the varied skills and expertise of these managers… ." In light of the fact that the Fund is non-diversified, please substitute another term for "diverse."

2. Inasmuch as the Fund, by means of its investments in the Portfolio Funds, may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf

Investment Strategies, page 26

Despite the fact that the investors in the Fund are sophisticated investors, they would benefit from descriptions of the Portfolio Managers' strategies that use less jargon and more plain English. We suggest that the disclosure about the Portfolio Managers' four main strategies be revised accordingly.

Restricted and Illiquid Investments, page 42

Given their illiquidity and the difficulty of valuing investments in hedge funds generally, please explain to us the extent to which the Fund expects to invest in hedge funds that use "side pockets" and/or "special investment accounts." Please explain to us the due diligence procedures that the Adviser uses before making such investments. Depending on your responses, we may have additional comments.

Investment Policies and Restrictions, page 49

1. With respect to the Fund's borrowing and issuance of senior securities, please describe the applicable percentages, and the ongoing nature, of the coverage requirements of Section 18(a) of the Investment Company Act of 1940 ("1940 Act").

2. As a matter of the mechanics involved, please clarify whether it is the Fund or the Master Fund that actually lends portfolio securities. Please clarify that the Fund's lending of its portfolio securities is subject to the continuing 300% asset coverage requirement of Section 18(a) of the 1940 Act.   Although an investment company's lending of its portfolio securities is neither specifically permitted nor restricted by Section 18(a), the staff has taken the position that it is "appropriate to use the Section 18 limitation" (Salomon Brothers No-Action Letter (publicly available May 4, 1975)). In addition, please explain the role of the Board of Managers with respect to the Fund's lending of its portfolio securities. Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

3. With respect to the Fund's acquisition of repurchase agreements, please confirm to us that the obligations of the sellers of the repurchase agreements will be "Collateralized Fully," as that term is defined in rule 5b-3 under the 1940 Act.

4. The disclosure, on page 50, states that "[i]f a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund's or the Master Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy." Please disclose that the fund's ability to pay dividends will be restricted whenever it has asset coverage of less than 300%, as required by Section 18(a) of the 1940 Act.

5. The disclosure, on page 50, states that "[t]he Adviser will not cause the Fund to make loans to…the Adviser or its affiliates, except to the extent permitted by the 1940 Act or as otherwise permitted by applicable law." Please explain to us the meaning of this statement. Please note that, even if other provisions of "applicable law" may permit the Fund to make loans to the Adviser or its affiliates, Section 17(a)(3) of the 1940 Act prohibits such loans, apart from limited exemptive relief.

Board of Managers, page 50

1. Please disclose the specific characteristics or circumstances of the Fund that make its leadership structure appropriate. See Item 18(5)(a) of Form N-2.

2. The summary descriptions of the Board of Managers' employment history, in the table on page 51, are insufficient to indicate whether each Board member is qualified to serve on the

Board. Item 18(17) of Form N-2 requires a brief discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. Please provide disclosure that enables investors to determine whether and why a particular Board member is appropriately qualified to serve, as required by Item 18(17).

<u>Voting, page 62</u>

Please discuss the pass-through voting procedures to be followed by the Fund if the Master Fund requests a vote of its Unit holders.

<u>Net Asset Valuation, page 66</u>

1. Please provide us with a copy of the valuation procedures specifically adopted by the Board of Managers and the Master Fund Board to determine the value of the Master Fund's investments.

2. The description of the valuation procedures adopted by the Fund is different from the description of the procedures adopted by an affiliated feeder fund of the Master Fund, Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. (333-177524 and 811-22225). If there are substantive differences in the valuation procedures of the two funds, please describe them. If there are none, please consider conforming the descriptions to eliminate the possibility of investor confusion.

3. Please revise the following statements, on pages 66-68, by making the underlined changes.

- "Before investing in any Portfolio Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by <u>the Fund and</u> the Master Fund for valuing <u>their</u> own investments."

- "Although the procedures approved by <u>the Board of Managers and</u> the Master Fund Board provide that the Adviser will periodically review the valuations of interests in Portfolio Funds provided by the Portfolio Managers, the Adviser will not be able to confirm independently the accuracy of valuations of such interests provided by such Portfolio Managers (which are unaudited, except for year-end valuations)."

- "The Fund's and the Master Fund's valuation procedures <u>adopted by their respective Boards</u> require the Adviser to consider all relevant information available at the time the Fund and the Master Fund value their respective assets. The Adviser or, in certain cases, <u>the Board of Managers and</u> the Master Fund Board, will consider such information, and may conclude in certain circumstances that the information provided by a Portfolio Manager does not represent the fair value of <u>the Fund's and</u> the Master Fund's interests in a Portfolio Fund."

- "Following procedures adopted by <u>the Board of Managers and</u> the Master Fund Board, the Adviser could value the Fund's investment in a Portfolio Fund at the Portfolio Fund's net asset value as reported at the time of valuation, or, if appropriate and in light of the relevant circumstances, adjust such value to reflect a premium or discount to net asset value. Any such decision must be made in good faith, and subject to the review and supervision of <u>the Board of Managers and</u> the Master Fund Board."

- "Failure of a Portfolio Fund to provide on a timely or accurate basis required monthly valuation information to the Master Fund could result in an adjustment to the fair value given by <u>the Fund and</u> the Master Fund to <u>their</u> investment in a Portfolio Fund or a decision by the Adviser to liquidate <u>the Fund's and</u> the Master Fund's investment in a Portfolio Fund. The valuations reported by the Portfolio Managers, upon which <u>the Fund and</u> the Master Fund <u>calculate their</u> net asset value, may be subject to later adjustment, based on information reasonably available at that time."

- "If market quotations are not readily available, securities and other assets, will be valued at fair value as determined in good faith by, or under the supervision of, the <u>Board of Managers and the</u> Master Fund Board."

- "Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuation is determined by <u>the Board of Managers and</u> the Master Fund Board to represent fair value."

- "When such significant events materially affect the values of securities held by the Master Fund or its liabilities, these securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the <u>Board of Managers and the</u> Master Fund Board."

<u>Purchase of Units, page 71</u>

The disclosure in this section and in subsequent sections refers to "Robeco," rather than "Arden." Is this correct?

<u>Dividends and Capital Gains, page 78</u>

Please inform us as to whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the components of the distribution yield. In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent the performance of the Fund.

General

We note that portions of the filing are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing and in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please respond to all comments in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses. If you have any questions about these comments, please call me at 202-551-6943.

Very truly,

James E. O'Connor
Attorney/Advisor